FIRST AMENDED SCHEDULE B

To the Custody Agreement

FUND PORTFOLIOS

Funds managed by Vontobel Asset Management, Inc.:

AIT Global Emerging Markets Opportunity Fund

Vontobel International Equity Institutional Fund

Vontobel Global Equity Institutional Fund

Effective September 8, 2014

ADVISERS INVESTMENT TRUST	THE NORTHERN TRUST COMPANY

By: /s/ Dina Tantra	By: /s/ Michelle Roblee
Name: Dina Tantra	Name: Michelle Roblee
Title: President	Title: Senior Vice President